Alchemical Capital Corp.
1001 Bayhill Drive, 2nd Floor
San Bruno, CA 94066

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATE FINANCE
WASHINGTON, D.C. 20549

Re: Alchemical Capital Corp.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 29, 2010
Form 10-Q for Fiscal Quarter Ended March 31, 2010
Filed May 17, 2010
Form 10-Q for Fiscal Quarter Ended June 30, 2010
Filed August 16, 2010 File No. 000-53347

Dear Sir/Madam,

We acknowledge receipt of your letter dated October 29, 2010.  We are currently reviewing the information in your comments letter and we will respond no later than November 24, 2010.

Thank You,

/s/ Basilio Chen H.

Basilio Chen H.
President
Alchemical Capital Corporation